Management's Comments on Year 2000

The Plan is reliant on the Company and third parties for data processing. The Company has undertaken a program to prepare and convert its computer systems and applications to enable them to function properly with respect to dates in the year 2000 and thereafter (the "Program"). The Company has had discussions with the third parties to determine the extent to which the Plan's systems are vulnerable. The Plan's primary third-party processor has informed the Company that, pursuant to its Year 2000 plan, it expected software modifications to its core systems to have been completed and tested by year-end 1998. In addition, it expects to complete further testing throughout 1999 and is developing contingency plans to handle unexpected issues. The Plan does not expect that its results of operations will be significantly affected, as the Company and its third-party processors do not intend to charge the Plan for the costs of converting their computer systems. However, to the extent that the Program is not completed timely, the Year 2000 issue could have a material impact on the operations of the Plan.